SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 5)

U.S. XPRESS ENTERPRISES, INC.
__________________________________________________________________________________
(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
__________________________________________________________________________________
(Title of Class of Securities)

90338N202
__________________________________________________________________________________
(CUSIP Number)

Max L. Fuller
4080 Jenkins Road
Chattanooga, Tennessee
Telephone:  (423) 510-3000
__________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Heidi Hornung-Scherr
Scudder Law Firm, P.C., L.L.O.
411 South 13th Street, 2nd Floor
Lincoln, NE 68508

September 17, 2019
__________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO.:  90338N202

1.	Names of Reporting Persons Max L. Fuller
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 9,187,446(1)
	8.	Shared Voting Power 15,687,101(2)
	9.	Sole Dispositive Power 164,815(3)
	10.	Shared Dispositive Power 9,022,631(4)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,698,324(5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 34.1%(6)
14.	Type of Reporting Person (See Instructions) IN

(1)
Includes (i) 22,989 shares of restricted Class A common stock held directly by Mr. Max Fuller, (ii) 2,343 shares of Class A common stock held directly by Mr. Max Fuller, (iii) 760,855 shares of Class A common stock held by Fuller Family Enterprises, LLC (“Fuller Family Enterprises”), over which Mr. Max Fuller and his wife, Ms. Janice Fuller, are the members and have shared dispositive power and Mr. Max Fuller has sole voting power, (iv) 6,157 options to purchase Class A common stock held directly by Mr. Max Fuller, (v) 133,326 shares of Class B common stock held directly by Mr. Max Fuller, (vi) 2,753,926 shares of Class B common stock held by FSBSPE 1, LLC (“FSBSPE 1”), a wholly owned subsidiary of Fuller Family Enterprises, (vii) 2,753,925 shares of Class B common stock held by FSBSPE 2, LLC (“FSBSPE 2”), a wholly owned subsidiary of Fuller Family Enterprises, and (viii) 2,753,925 shares of Class B common stock held by FSBSPE 3, LLC (“FSBSPE 3”), a wholly owned subsidiary of Fuller Family Enterprises.

(2)
Includes shares of Class B common stock subject to a voting agreement (the “Voting Agreement”) by and among Max L. Fuller, Janice Fuller, Fuller Family Enterprises, William Eric Fuller (“Eric Fuller”), Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller, Max Fuller Family Limited Partnership, Lisa M. Pate, Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate, and Quinn Family Partners, L.P. (“Quinn Family Partners”). FSBSPE 1, FSBSPE 2, and FSBSPE 3 joined the Voting Agreement on September 17, 2019. Under the Voting Agreement, each of Messrs. Eric Fuller and Max Fuller and Mses. Pate and Janice Fuller have granted a successor the right to exercise all of the voting and consent rights of all Class B common stock beneficially owned by him or her upon his or her death or incapacity. Mr. Eric Fuller and Ms. Janice Fuller have each initially designated Mr. Max Fuller as his or her proxy and Mr. Max Fuller and Ms. Pate have each initially designated Mr. Eric Fuller as his or her proxy, in each case, if and for so long as such person remains qualified. To be qualified to serve as a successor, the potential successor must both (i) be active in the management of U.S Xpress Enterprises, Inc. (the “Issuer”) or serving on the Issuer's Board of Directors at the time of and during the period of service as successor and (ii) own (or hold) shares of Class B common stock or be the beneficiary of a trust or other entity that holds Class B common stock on behalf of the potential successor at the time of and during the period of service as a successor. For each of Messrs. Eric Fuller and Max Fuller and Mses. Pate and Janice Fuller, if no successor is qualified at the time of death or incapacity, then there will be no successor under the Voting Agreement. Additionally, during the term of the Voting Agreement, any voting control Ms. Janice Fuller would otherwise have with respect to shares of Class B common stock covered by the Voting Agreement will be exercised by Mr. Max Fuller until his death or incapacity, and then will pass in the order of succession under the Voting Agreement. The Voting Agreement will continue in effect until the earliest of the following: (i) 15 years from the date of the Voting Agreement, (ii) none of Messrs. Eric Fuller and Max Fuller and Mses. Pate and Janice Fuller holds Class B common stock, (iii) at such time as no individual named as a successor is qualified to be a successor and (iv) the Voting Agreement is terminated by all parties to the Voting Agreement.

(3)
Includes (i) 22,989 shares of restricted Class A common stock held directly by Mr. Max Fuller, (ii) 2,343 shares of Class A common stock held directly by Mr. Max Fuller, (iii) 6,157 options to purchase Class A common stock held directly by Mr. Max Fuller, and (iv) 133,326 shares of Class B common stock held directly by Mr. Max Fuller.

(4)
Includes (i) 760,855 shares of Class A common stock held by Fuller Family Enterprises, (ii) 2,753,926 shares of Class B common stock held by FSBSPE 1, (iii) 2,753,925 shares of Class B common stock held by FSBSPE 2, and (iv) 2,753,925 shares of Class B common stock held by FSBSPE 3.

(5)	Includes shares of Class A and Class B common stock the Reporting Person may be deemed to beneficially own as part of a group in connection with the Voting Agreement.

(6)
The Issuer has both Class A and Class B common stock.  The Class A common stock has one vote per share.  The Class B common stock has five votes per share while beneficially owned by Messrs. Max Fuller and Eric Fuller and Ms. Pate (collectively, the "Qualifying Stockholders") and certain trusts for the benefit of any of them or their family members or certain entities owned by any of them or their family members. A holder of Class B common stock may convert its Class B common stock into Class A common stock at any time at the ratio of one share of Class A common stock for each share of Class B common stock. Class B common stock immediately and automatically converts into an equal number of shares of Class A common stock if any person other than the Qualifying Stockholders (or certain trusts for the benefit of any of them or their family members or certain entities owned by any of them or their family members), obtains beneficial ownership of such shares. As reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 6, 2019, there were 33,266,863 shares of Class A common stock and 15,687,101 shares of Class B common stock outstanding. As a result of the two-class structure, the aggregate amount of common stock beneficially owned by the Reporting Person represents approximately 71.1% of the voting power of all outstanding Issuer stock.

CUSIP NO.:  90338N202

1.	Names of Reporting Persons Janice Fuller
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0(1)
	8.	Shared Voting Power 0(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,015,900(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,698,324(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 34.1%(4)
14.	Type of Reporting Person (See Instructions) IN

(1)
In accordance with the operating agreements of Fuller Family Enterprises, FSBSPE 1, FSBSPE 2, and FSBSPE 3, Mr. Max Fuller has sole voting power with respect to the shares of common stock in Fuller Family Enterprises, FSBSPE 1, FSBSPE 2, and FSBSPE 3. In accordance with the trust documents of the Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller, Mr. Eric Fuller has sole voting power with respect to the shares of common stock in the Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller. Ms. Janice Fuller does not have any voting rights with respect to shares of common stock covered by the Voting Agreement.

(2)
Includes (i) 760,855 shares of Class A common stock held by Fuller Family Enterprises, (ii) 2,753,926 shares of Class B common stock held by FSBSPE 1, (iii) 2,753,925 shares of Class B common stock held by FSBSPE 2, (iv) 2,753,925 shares of Class B common stock held by FSBSPE 3, and (v) 1,993,269 shares of Class B common stock held by the Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller, over which Ms. Janice Fuller and her son, Mr. Eric Fuller, are the co-trustees and have shared dispositive power and Mr. Eric Fuller has sole voting power.

(3)	Includes shares of Class A and Class B common stock the Reporting Person may be deemed to beneficially own as part of a group in connection with the Voting Agreement.

(4)
As reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 6, 2019, there were 33,266,863 shares of Class A common stock and 15,687,101 shares of Class B common stock outstanding. As a result of the two-class structure, the aggregate amount of common stock beneficially owned by the Reporting Person represents approximately 71.1% of the voting power of all outstanding Issuer stock.

CUSIP NO.:  90338N202

1.	Names of Reporting Persons Fuller Family Enterprises, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 9,022,631(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 9,022,631(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,698,324(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 34.1%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)
Includes (i) 760,855 shares of Class A common stock held by Fuller Family Enterprises, (ii) 2,753,926 shares of Class B common stock held by FSBSPE 1, (iii) 2,753,925 shares of Class B common stock held by FSBSPE 2, and (iv) 2,753,925 shares of Class B common stock held by FSBSPE 3.

(2)	Includes shares of Class A and Class B common stock the Reporting Person may be deemed to beneficially own as part of a group in connection with the Voting Agreement.

(3)
As reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 6, 2019, there were 33,266,863 shares of Class A common stock and 15,687,101 shares of Class B common stock outstanding. As a result of the two-class structure, the aggregate amount of common stock beneficially owned by the Reporting Person represents approximately 71.1% of the voting power of all outstanding Issuer stock.

CUSIP NO.:  90338N202

1.	Names of Reporting Persons FSBSPE 1, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 2,753,926
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,753,926
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,698,324(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 34.1%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes shares of Class A and Class B common stock the Reporting Person may be deemed to beneficially own as part of a group in connection with the Voting Agreement.

(2)
As reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 6, 2019, there were 33,266,863 shares of Class A common stock and 15,687,101 shares of Class B common stock outstanding. As a result of the two-class structure, the aggregate amount of common stock beneficially owned by the Reporting Person represents approximately 71.1% of the voting power of all outstanding Issuer stock.

CUSIP NO.:  90338N202

1.	Names of Reporting Persons FSBSPE 2, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 2,753,925
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,753,925
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,698,324(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 34.1%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes shares of Class A and Class B common stock the Reporting Person may be deemed to beneficially own as part of a group in connection with the Voting Agreement.

(2)
As reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 6, 2019, there were 33,266,863 shares of Class A common stock and 15,687,101 shares of Class B common stock outstanding. As a result of the two-class structure, the aggregate amount of common stock beneficially owned by the Reporting Person represents approximately 71.1% of the voting power of all outstanding Issuer stock.

CUSIP NO.:  90338N202

1.	Names of Reporting Persons FSBSPE 3, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 2,753,925
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,753,925
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,698,324(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 34.1%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes shares of Class A and Class B common stock the Reporting Person may be deemed to beneficially own as part of a group in connection with the Voting Agreement.

(2)
As reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 6, 2019, there were 33,266,863 shares of Class A common stock and 15,687,101 shares of Class B common stock outstanding. As a result of the two-class structure, the aggregate amount of common stock beneficially owned by the Reporting Person represents approximately 71.1% of the voting power of all outstanding Issuer stock.

CUSIP NO.:  90338N202

1.	Names of Reporting Persons William Eric Fuller
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 4,342,004(1)
	8.	Shared Voting Power 15,687,101(2)
	9.	Sole Dispositive Power 2,348,735(3)
	10.	Shared Dispositive Power 1,993,269(4)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,698,324(5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 34.1%(6)
14.	Type of Reporting Person (See Instructions) IN

(1)
Includes (i) 75,864 shares of restricted Class A common stock held directly by Mr. Eric Fuller, (ii) 7,734 shares of Class A common stock held directly by Mr. Eric Fuller, (iii) 20,320 options to purchase Class A common stock held directly by Mr. Eric Fuller, (iv) 635,204 shares of Class B common stock held directly by Mr. Eric Fuller, (v) 1,993,269 shares of Class B common stock held by the Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller, and (vi) 1,609,613 shares of Class B common stock held by the Max Fuller Family Limited Partnership, over which Mr. Eric Fuller serves as the managing general partner and has sole voting and dispositive power.

(2)	Includes shares Class B common stock subject to the Voting Agreement.

(3)
Includes (i) 75,864 shares of restricted Class A common stock held directly by Mr. Eric Fuller, (ii) 7,734 shares of Class A common stock held directly by Mr. Eric Fuller, (iii) 20,320 options to purchase Class A common stock held directly by Mr. Eric Fuller, (iv) 635,204 shares of Class B common stock held directly by Mr. Eric Fuller, and (v) 1,609,613 shares of Class B common stock held by the Max Fuller Family Limited Partnership.

(4)	Includes 1,993,269 shares of Class B common stock held by the Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller.

(5)	Includes shares of Class A and Class B common stock the Reporting Person may be deemed to beneficially own as part of a group in connection with the Voting Agreement.

(6)
As reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 6, 2019, there were 33,266,863 shares of Class A common stock and 15,687,101 shares of Class B common stock outstanding. As a result of the two-class structure, the aggregate amount of common stock beneficially owned by the Reporting Person represents approximately 71.1% of the voting power of all outstanding Issuer stock.

CUSIP NO.:  90338N202

1.	Names of Reporting Persons Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Tennessee
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 1,993,269
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,993,269
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,698,324(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 34.1%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes shares of Class A and Class B common stock the Reporting Person may be deemed to beneficially own as part of a group in connection with the Voting Agreement.

(2)
As reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 6, 2019, there were 33,266,863 shares of Class A common stock and 15,687,101 shares of Class B common stock outstanding. As a result of the two-class structure, the aggregate amount of common stock beneficially owned by the Reporting Person represents approximately 71.1% of the voting power of all outstanding Issuer stock.

CUSIP NO.:  90338N202

1.	Names of Reporting Persons Max Fuller Family Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 1,609,613
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,609,613
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,698,324 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 34.1%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes shares of Class A and Class B common stock the Reporting Person may be deemed to beneficially own as part of a group in connection with the Voting Agreement.

(2)
As reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 6, 2019, there were 33,266,863 shares of Class A common stock and 15,687,101 shares of Class B common stock outstanding. As a result of the two-class structure, the aggregate amount of common stock beneficially owned by the Reporting Person represents approximately 71.1% of the voting power of all outstanding Issuer stock.

CUSIP NO.:  90338N202

1.	Names of Reporting Persons Lisa M. Pate
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 3,168,874(1)
	8.	Shared Voting Power 15,687,101(2)
	9.	Sole Dispositive Power 3,168,874(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,698,324(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 34.1%(4)
14.	Type of Reporting Person (See Instructions) IN

(1)
Includes (i) 7,032 shares of restricted Class A common stock held directly by Ms. Pate, (ii) 101,772 shares of Class A common stock held directly by Ms. Pate, (iii) 6,157 options to purchase Class A common stock held directly by Ms. Pate, (iv) 319,994 shares of Class B common stock held directly by Ms. Pate, (v) 2,583,914 shares of Class B common stock held by the Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate, over which Ms. Pate serves as the sole trustee and has sole voting and dispositive power, and (vi) 150,005 shares of Class B common stock held by Quinn Family Partners, over which Ms. Pate serves as the managing general partner and has sole voting and dispositive power.

(2)	Includes shares Class B common stock subject to the Voting Agreement.

(3)	Includes shares of Class A and Class B common stock the Reporting Person may be deemed to beneficially own as part of a group in connection with the Voting Agreement.

(4)
As reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 6, 2019, there were 33,266,863 shares of Class A common stock and 15,687,101 shares of Class B common stock outstanding. As a result of the two-class structure, the aggregate amount of common stock beneficially owned by the Reporting Person represents approximately 71.1% of the voting power of all outstanding Issuer stock.

CUSIP NO.:  90338N202

1.	Names of Reporting Persons Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Tennessee
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 2,583,914
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,583,914
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,698,324(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 34.1%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes shares of Class A and Class B common stock the Reporting Person may be deemed to beneficially own as part of a group in connection with the Voting Agreement.

(2)
As reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 6, 2019, there were 33,266,863 shares of Class A common stock and 15,687,101 shares of Class B common stock outstanding. As a result of the two-class structure, the aggregate amount of common stock beneficially owned by the Reporting Person represents approximately 71.1% of the voting power of all outstanding Issuer stock.

CUSIP NO.:  90338N202

1.	Names of Reporting Persons Quinn Family Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Nevada
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 150,005
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 150,005
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,698,324(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 34.1%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes shares of Class A and Class B common stock the Reporting Person may be deemed to beneficially own as part of a group in connection with the Voting Agreement.

(2)
As reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 6, 2019, there were 33,266,863 shares of Class A common stock and 15,687,101 shares of Class B common stock outstanding. As a result of the two-class structure, the aggregate amount of common stock beneficially owned by the Reporting Person represents approximately 71.1% of the voting power of all outstanding Issuer stock.

Item 1.	Security and Issuer.

This Amendment No. 5 (this “Amendment”) to the statement on Schedule 13D filed with the Securities and Exchange Commission on July 26, 2018 (the “Original Statement”), as amended by Amendment No. 1 to the Original Statement filed on February 22, 2019, Amendment No. 2 to the Original Statement filed on May 9, 2019, Amendment No. 3 to the Original Statement filed on May 31, 2019, and Amendment No. 4 to the Original Statement filed on June 4, 2019, relates to the Class A common stock, par value $0.01 per share, of U.S. Xpress Enterprises Inc., a Nevada corporation. The principal executive offices of the Issuer are located at 4080 Jenkins Road, Chattanooga, TN 37421. Information contained in the Original Statement, as amended, remains effective except to the extent that it is amended, restated, supplemented, or superseded by the information contained in this Amendment.

Item 2.	Identity and Background.

(a)          This Amendment is being filed jointly on behalf of Max L. Fuller, Janice Fuller, Fuller Family Enterprises, LLC, FSBSPE 1, LLC, FSBSPE 2, LLC, FSBSPE 3, LLC, William Eric Fuller, Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller, Max Fuller Family Limited Partnership, Lisa M. Pate, Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate, Quinn Family Partners, L.P. (collectively, the "Reporting Persons" and each a “Reporting Person”).  The Reporting Persons may be deemed to be members of a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.  Neither the filing of this Amendment, nor the filing of the Original Statement, however, should be deemed an admission that the Reporting Persons comprise a group for purposes of Section 13(d)(3).

(b)          The business address of the Reporting Persons is 4080 Jenkins Road, Chattanooga, TN 37421.

(c)

Mr. Max Fuller

The principal occupation Mr. Max Fuller is Executive Chairman of the Issuer. The principal business address of the Issuer is 4080 Jenkins Road, Chattanooga, TN 37421.

Ms. Janice Fuller

The principal occupation Ms. Janice Fuller is homemaker. Ms. Janice Fuller’s principal business address is 4080 Jenkins Road, Chattanooga, TN 37421.

Fuller Family Enterprises, LLC

Fuller Family Enterprises is a limited liability company established under the laws of the State of Nevada. Fuller Family Enterprises has no principal business other than aiding in Mr. Max Fuller and Ms. Janice Fuller’s asset management needs. Fuller Family Enterprises’ principal business address is 4080 Jenkins Road, Chattanooga, TN 37421. Mr. Max Fuller and Ms. Janice Fuller are the members of Fuller Family Enterprises and have shared dispositive power and Mr. Max Fuller has sole voting power.

FSBSPE 1, LLC

FSBSPE 1 is a limited liability company established under the laws of the State of Nevada.  FSBSPE 1 has no principal business other than aiding in Mr. Max Fuller and Ms. Janice Fuller’s asset management needs. FSBSPE 1’s principal business address is 4080 Jenkins Road, Chattanooga, TN 37421. FSBSPE 1 is a wholly owned subsidiary of Fuller Family Enterprises. Mr. Max Fuller is the sole manager of FSBSPE 1 and has sole voting power. Mr. Max Fuller and Ms. Janice Fuller have shared dispositive power.

FSBSPE 2, LLC

FSBSPE 2 is a limited liability company established under the laws of the State of Nevada.  FSBSPE 2 has no principal business other than aiding in Mr. Max Fuller and Ms. Janice Fuller’s asset management needs. FSBSPE 2’s principal business address is 4080 Jenkins Road, Chattanooga, TN 37421. FSBSPE 2 is a wholly owned subsidiary of Fuller Family Enterprises. Mr. Max Fuller is the sole manager of FSBSPE 2 and has sole voting power. Mr. Max Fuller and Ms. Janice Fuller have shared dispositive power.

FSBSPE 3, LLC

FSBSPE 3 is a limited liability company established under the laws of the State of Nevada.  FSBSPE 3 has no principal business other than aiding in Mr. Max Fuller and Ms. Janice Fuller’s asset management needs. FSBSPE 3’s principal business address is 4080 Jenkins Road, Chattanooga, TN 37421. FSBSPE 3 is a wholly owned subsidiary of Fuller Family Enterprises. Mr. Max Fuller is the sole manager of FSBSPE 3 and has sole voting power. Mr. Max Fuller and Ms. Janice Fuller have shared dispositive power.

Mr. Eric Fuller

The principal occupation Mr. Eric Fuller is President and Chief Executive Officer of the Issuer. The principal business address of the Issuer is 4080 Jenkins Road, Chattanooga, TN 37421.

Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller

Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller is a trust established under the laws of the State of Tennessee. Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller has no principal business other than aiding in Mr. Eric Fuller’s asset management needs. Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller’s principal business address is 4080 Jenkins Road, Chattanooga, TN 37421. Mr. Eric Fuller and Ms. Janice Fuller are the co-trustees of the Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller and have shared dispositive power and Mr. Eric Fuller has sole voting power.

Max Fuller Family Limited Partnership

Max Fuller Family Limited Partnership is a family limited partnership established under the laws of the State of Nevada. Max Fuller Family Limited Partnership has no principal business other than aiding in family asset management needs. Max Fuller Family Limited Partnership’s principal business address is 4080 Jenkins Road, Chattanooga, TN 37421. Mr. Eric Fuller serves as the managing general partner of Max Fuller Family Limited Partnership and has sole voting and dispositive power.

Ms. Lisa Pate

The principal occupation Ms. Pate is serving on the Issuer's Board of Directors. The principal business address of the Issuer is 4080 Jenkins Road, Chattanooga, TN 37421.

Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate

Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate is a trust established under the laws of the State of Tennessee. Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate has no principal business other than aiding in Ms. Pate’s asset management needs. Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate’s principal business address is 4080 Jenkins Road, Chattanooga, TN 37421. Ms. Pate is the sole trustee of Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate and has sole voting and dispositive power.

Quinn Family Partners, L.P.

Quinn Family Partners is a family limited partnership established under the laws of the State of Nevada. Quinn Family Partners has no principal business other than aiding in family asset management needs. Quinn Family Partners’ principal business address is 4080 Jenkins Road, Chattanooga, TN 37421. Ms. Pate serves as the managing general partner of Quinn Family Partners and has sole voting and dispositive power.

(d) – (e)          During the last five years, neither Mr. Max Fuller, Ms. Janice Fuller, Fuller Family Enterprises, FSBSPE 1, FSBSPE 2, FSBSPE 3, Mr. Eric Fuller, Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller, Max Fuller Family Limited Partnership, Ms. Pate, Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate, nor Quinn Family Partners. has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          Messrs. Max Fuller and Eric Fuller and Mses. Janice Fuller and Pate are citizens of the United States of America.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Statement, as amended, is hereby amended and supplemented by adding the following information:

(a) – (b)

Based upon the number of shares reported as outstanding in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 6, 2019, there are 48,953,964(1) shares of Class A and Class B common stock outstanding.  As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners (pursuant to Rule 13d-3) of an aggregate of 16,698,324(2) shares of the Issuer's common stock, representing approximately 34.1%(3) of the issued and outstanding shares of common stock of the Issuer.  The filing of this Amendment shall not be construed as an admission that any Reporting Person is, for purposes of sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Amendment.

Included in the aggregate amount of common stock beneficially owned by Mr. Max Fuller are (i) 22,989 shares of restricted Class A common stock held directly by Mr. Max Fuller, (ii) 2,343 shares of Class A common stock held directly by Mr. Max Fuller, (iii) 760,855 shares of Class A common stock held by Fuller Family Enterprises, over which Mr. Max Fuller and his wife, Ms. Janice Fuller, are the members and have shared dispositive power and Mr. Max Fuller has sole voting power, (iv) 6,157 options to purchase Class A common stock held directly by Mr. Max Fuller, (v) 133,326 shares of Class B common stock held directly by Mr. Max Fuller, (vi) 2,753,926 shares of Class B common stock held by FSBSPE 1, (vii) 2,753,925 shares of Class B common stock held by FSBSPE 2, and (viii) 2,753,925 shares of Class B common stock held by FSBSPE 3.

Included in the aggregate amount of common stock beneficially owned by Ms. Janice Fuller are (i) 760,855 shares of Class A common stock held by Fuller Family Enterprises, (ii) 2,753,926 shares of Class B common stock held by FSBSPE 1, (iii) 2,753,925 shares of Class B common stock held by FSBSPE 2, (iv) 2,753,925 shares of Class B common stock held by FSBSPE 3, and (vi) 1,993,269 shares of Class B common stock held by the Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller, over which Ms. Janice Fuller and her son, Mr. Eric Fuller, are the co-trustees and have shared dispositive power and Mr. Eric Fuller has sole voting power.

Included in the aggregate amount of common stock beneficially owned by Fuller Family Enterprises are (i) 760,855 shares of Class A common stock held by Fuller Family Enterprises, (ii) 2,753,926 shares of Class B common stock held by FSBSPE 1, (iii) 2,753,925 shares of Class B common stock held by FSBSPE 2, and (iv) 2,753,925 shares of Class B common stock held by FSBSPE 3.

Included in the aggregate amount of common stock beneficially owned by FSBSPE 1 are  2,753,926 shares of Class B common stock held by FSBSPE 1.

Included in the aggregate amount of common stock beneficially owned by FSBSPE 2 are  2,753,925 shares of Class B common stock held by FSBSPE 2.

Included in the aggregate amount of common stock beneficially owned by FSBSPE 3 are  2,753,925 shares of Class B common stock held by FSBSPE 3.

Included in the aggregate amount of common stock beneficially owned by Mr. Eric Fuller are (i) 75,864 shares of restricted Class A common stock held directly by Mr. Eric Fuller, (ii) 7,734 shares of Class A common stock held directly by Mr. Eric Fuller, (iii) 20,320 options to purchase Class A common stock held directly by Mr. Eric Fuller, (iv) 635,204 shares of Class B common stock held directly by Mr. Eric Fuller, (v) 1,993,269 shares of Class B common stock held by the Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller, and (vi) 1,609,613 shares of Class B common stock held by the Max Fuller Family Limited Partnership, over which Mr. Eric Fuller serves as the managing general partner and has sole voting and dispositive power.

Included in the aggregate amount of common stock beneficially owned by Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller are 1,993,269 shares of Class B common stock held by the Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller.

Included in the aggregate amount of common stock beneficially owned by Max Fuller Family Limited Partnership are 1,609,613 shares of Class B common stock held by the Max Fuller Family Limited Partnership.

Included in the aggregate amount of common stock beneficially owned by Ms. Pate are (i) 7,032 shares of restricted Class A common stock held directly by Ms. Pate, (ii) 101,772 shares of Class A common stock held directly by Ms. Pate, (iii) 6,157 options to purchase Class A common stock held directly by Ms. Pate, (iv) 319,994 shares of Class B common stock held directly by Ms. Pate, (v) 2,583,914 shares of Class B common stock held by the Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate, over which Ms. Pate serves as the sole trustee and has sole voting and dispositive power, and (vi) 150,005 shares of Class B common stock held by Quinn Family Partners, over which Ms. Pate serves as the managing general partner and has sole voting and dispositive power.

Included in the aggregate amount of common stock beneficially owned by Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate are 2,583,914 shares of Class B common stock held by the Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate.

Included in the aggregate amount of common stock beneficially owned by Quinn Family Partners are 150,005 shares of Class B common stock held by Quinn Family Partners.
 ________________

1.
The Issuer has both Class A and Class B common stock.  The Class A common stock has one vote per share.  The Class B common stock has five votes per share while beneficially owned by the Qualifying Stockholders and certain trusts for the benefit of any of them or their family members or certain entities owned by any of them or their family members. A holder of Class B common stock may convert its Class B common stock into Class A common stock at any time at the ratio of one share of Class A common stock for each share of Class B common stock. Class B common stock immediately and automatically converts into an equal number of shares of Class A common stock if any person other than the Qualifying Stockholders (or certain trusts for the benefit of any of them or their family members or certain entities owned by any of them or their family members), obtains beneficial ownership of such shares. As reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 6, 2019, there were 33,266,863 shares of Class A common stock and 15,687,101 shares of Class B common stock outstanding.

2.
Includes shares of Class A and Class B common stock the Reporting Person may be deemed to beneficially own as part of a group in connection with the Voting Agreement. Under the Voting Agreement, each of Messrs. Eric Fuller and Max Fuller and Mses. Pate and Janice Fuller have granted a successor the right to exercise all of the voting and consent rights of all Class B common stock beneficially owned by him or her upon his or her death or incapacity. Mr. Eric Fuller and Ms. Janice Fuller have each initially designated Mr. Max Fuller as his or her proxy and Mr. Max Fuller and Ms. Pate have each initially designated Mr. Eric Fuller as his or her proxy, in each case, if and for so long as such person remains qualified. To be qualified to serve as a successor, the potential successor must both (i) be active in the management of the Issuer or serving on the Issuer's Board of Directors at the time of and during the period of service as successor and (ii) own (or hold) shares of Class B common stock or be the beneficiary of a trust or other entity that holds Class B common stock on behalf of the potential successor at the time of and during the period of service as a successor. For each of Messrs. Eric Fuller and Max Fuller and Mses. Pate and Janice Fuller, if no successor is qualified at the time of death or incapacity, then there will be no successor under the Voting Agreement. Additionally, during the term of the Voting Agreement, any voting control Ms. Janice Fuller would otherwise have with respect to shares of Class B common stock covered by the Voting Agreement will be exercised by Mr. Max Fuller until his death or incapacity, and then will pass in the order of succession under the Voting Agreement. The Voting Agreement will continue in effect until the earliest of the following: (i) 15 years from the date of the Voting Agreement, (ii) none of Messrs. Eric Fuller and Max Fuller and Mses. Pate and Janice Fuller holds Class B common stock, (iii) at such time as no individual named as a successor is qualified to be a successor and (iv) the Voting Agreement is terminated by all parties to the Voting Agreement.

3.
As reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 6, 2019, there were 33,266,863 shares of Class A common stock and 15,687,101 shares of Class B common stock outstanding. As a result of the two-class structure, the aggregate amount of common stock beneficially owned by the Reporting Persons represents approximately 71.1% of the voting power of all outstanding Issuer stock.

(c)          No transactions in the Issuer's common stock were effected by the Reporting Persons during the past sixty days, except for the purchase of 71,915 shares of Class A common stock by Fuller Family Enterprises on August 30, 2019 in a series of open market transactions for a weighted average purchase price of $4.3013, with purchase prices ranging from $4.14 to $4.36, inclusive. Fuller Family Enterprises undertakes to provide, upon request by the SEC staff, the Issuer, or a stockholder of the Issuer, full information regarding the number of shares purchased at each separate price.

            (d)          Not applicable

(e)          Not applicable

Item 6.	Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Statement, as amended, is hereby amended and supplemented by adding the following information:

On September 17, 2019, Fuller Family Enterprises, FSBSPE 1,  FSBSPE 2, FSBSPE 3, Mr. Max Fuller, and Ms. Janice Fuller, entered into a revolving line of credit agreement with SMARTBANK, a Tennessee banking corporation (the “Line of Credit”). Under the Line of Credit, Fuller Family Enterprises has pledged as security the equity interests in FSBSPE 1,  FSBSPE 2, and FSBSPE 3. In connection with the entry into the Line of Credit, the revolving line of credit agreement between Fuller Family Enterprises and Morgan Stanley disclosed in the Orginal Statement has been terminated.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated September 17, 2019, by and among the Reporting Persons

Exhibit 99.2	Power of Attorney of Max L. Fuller (incorporated by reference to Exhibit 99.2 of the Schedule 13D filed with the Securities and Exchange Commission on July 26, 2018)

Exhibit 99.3	Power of Attorney of Janice Fuller (incorporated by reference to Exhibit 99.3 of the Schedule 13D filed with the Securities and Exchange Commission on July 26, 2018)

Exhibit 99.4	Power of Attorney of Fuller Family Enterprises, LLC (incorporated by reference to Exhibit 99.4 of the Schedule 13D filed with the Securities and Exchange Commission on July 26, 2018)

Exhibit 99.5	Power of Attorney of William Eric Fuller (incorporated by reference to Exhibit 99.5 of the Schedule 13D filed with the Securities and Exchange Commission on July 26, 2018)

Exhibit 99.6
Power of Attorney of Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller (incorporated by reference to Exhibit 99.6 of the Schedule 13D filed with the Securities and Exchange Commission on July 26, 2018)

Exhibit 99.7	Power of Attorney of Max Fuller Family Limited Partnership (incorporated by reference to Exhibit 99.7 of the Schedule 13D filed with the Securities and Exchange Commission on July 26, 2018)

Exhibit 99.8	Power of Attorney of Lisa M. Pate (incorporated by reference to Exhibit 99.8 of the Schedule 13D filed with the Securities and Exchange Commission on July 26, 2018)

Exhibit 99.9
Power of Attorney of Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate (incorporated by reference to Exhibit 99.9 of the Schedule 13D filed with the Securities and Exchange Commission on July 26, 2018)

Exhibit 99.10	Power of Attorney of Quinn Family Partners, L.P. (incorporated by reference to Exhibit 99.10 of the Schedule 13D filed with the Securities and Exchange Commission on July 26, 2018)

Exhibit 99.11
Voting Agreement, dated June 13, 2018, by and among by Max L. Fuller, Janice Fuller, Fuller Family Enterprises, LLC, William E. Fuller, Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller, Max Fuller Family Limited Partnership, Lisa M. Pate, Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate, Quinn Family Partners, L.P. (incorporated by reference to Exhibit 99.11 of the Schedule 13D filed with the Securities and Exchange Commission on July 26, 2018)

Exhibit 99.12
Stockholders’ Agreement, dated June 13, 2018, by and among the Issuer, Lisa M. Pate, Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate, Quinn Family Partners, L.P., Patrick Quinn Non-GST Marital Trust, Patrick Quinn GST Marital Trust, Patrick Quinn GST Tennessee Gap Trust, Patrick Brian Quinn, Anna Marie Quinn 2012 Irrevocable Trust FBO Patrick Brian Quinn, Anna Marie Quinn 2012 Irrevocable Trust FBO Renee A. Daly, Max L. Fuller, Fuller Family Enterprises, LLC, William E. Fuller, Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller, Max Fuller Family Limited Partnership, Max L. Fuller 2008 Irrevocable Trust FBO Stephen C. Fuller, and Max L. Fuller 2008 Irrevocable Trust FBO Christopher M. Fuller (incorporated by reference to Exhibit 99.12 of the Schedule 13D filed with the Securities and Exchange Commission on July 26, 2018)

Exhibit 99.13
Registration Rights Agreement, dated June 13, 2018, by and among the Issuer, Lisa M. Pate, Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate, Quinn Family Partners, L.P., Patrick Quinn Non-GST Marital Trust, Patrick Quinn GST Marital Trust, Patrick Quinn GST Tennessee Gap Trust, Patrick Brian Quinn, Anna Marie Quinn 2012 Irrevocable Trust FBO Patrick Brian Quinn, Anna Marie Quinn 2012 Irrevocable Trust FBO Renee A. Daly, Max L. Fuller, Fuller Family Enterprises, LLC, William E. Fuller, Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller, Max Fuller Family Limited Partnership, Max L. Fuller 2008 Irrevocable Trust FBO Stephen C. Fuller, and Max L. Fuller 2008 Irrevocable Trust FBO Christopher M. Fuller (incorporated by reference to Exhibit 99.13 of the Schedule 13D filed with the Securities and Exchange Commission on July 26, 2018)

Exhibit 99.14
Amendment to Stockholders’ Agreement, dated May 24, 2019, by and among the Issuer, Lisa M. Pate, Anna Marie Quinn 2012 Irrevocable Trust FBO Lisa M. Pate, Quinn Family Partners, L.P., Patrick Quinn Non-GST Marital Trust, Patrick Quinn GST Marital Trust, Patrick Quinn GST Tennessee Gap Trust, Patrick Brian Quinn, Anna Marie Quinn 2012 Irrevocable Trust FBO Patrick Brian Quinn, Anna Marie Quinn 2012 Irrevocable Trust FBO Renee A. Daly, Renee A. Daly, Max L. Fuller, Fuller Family Enterprises, LLC, William E. Fuller, Max L. Fuller 2008 Irrevocable Trust FBO William E. Fuller, Max Fuller Family Limited Partnership, Max L. Fuller 2008 Irrevocable Trust FBO Stephen C. Fuller, and Max L. Fuller 2008 Irrevocable Trust FBO Christopher M. Fuller (incorporated by reference to Exhibit 99.15 of the Schedule 13D/A filed with the Securities and Exchange Commission on May 31, 2019)

Exhibit 99.15
Loan Agreement, dated September 17, 2019, by and among Fuller Family Enterprises, LLC, FSBSPE 1, LLC, FSBSPE 2, LLC, FSBSPE 3, LLC, Max Fuller, Janice Fuller, and SMARTBANK, a Tennessee banking corporation

Exhibit 99.16	Power of Attorney of FSBSPE 1, LLC

Exhibit 99.17	Power of Attorney of FSBSPE 2, LLC

Exhibit 99.18	Power of Attorney of FSBSPE 3, LLC

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth herein is true, complete, and correct, and that this statement is filed on behalf of the undersigned and the other signatories hereto.

MAX L. FULLER, individually

/s/ Max L. Fuller, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney previously filed

JANICE FULLER, individually

/s/ Janice Fuller, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney previously filed

FULLER FAMILY ENTERPRISES, LLC, by Max L. Fuller, as member

/s/ Max L. Fuller, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney previously filed

FSBSPE 1, LLC, by Max L. Fuller, as manager

/s/ Max L. Fuller, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney filed herewith

FSBSPE 2, LLC, by Max L. Fuller, as manager

/s/ Max L. Fuller, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney filed herewith

FSBSPE 3, LLC, by Max L. Fuller, as manager

/s/ Max L. Fuller, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney filed herewith

WILLIAM ERIC FULLER, individually

/s/ William Eric Fuller, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney previously filed

MAX L. FULLER 2008 IRREVOCABLE TRUST FBO WILLIAM E. FULLER, by William Eric Fuller, as trustee

/s/ William Eric Fuller, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney previously filed

MAX FULLER FAMILY LIMITED PARTNERSHIP, by William Eric Fuller, as managing general partner

/s/ William Eric Fuller, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney previously filed

LISA M. PATE, individually

/s/ Lisa M. Pate, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney previously filed

ANNA MARIE QUINN 2012 IRREVOCABLE TRUST FBO LISA M. PATE, by Lisa M. Pate, as trustee

/s/ Lisa M. Pate, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney previously filed

QUINN FAMILY PARTNERS, L.P., by Lisa M. Pate, as managing general partner

/s/ Lisa M. Pate, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney previously filed

Dated: September 19, 2019